U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.            Name of issuer or person filing (“Filer”):  Stornoway Diamond Corporation

B.            This is [check one]:

☒           an original filing for the Filer.

☐            an amended filing for the Filer.

C.            Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Stornoway Diamond Corporation

Form type:	Form CB

File number (if known):	Not Known

Filed by:	Stornoway Diamond Corporation

Date filed (if filed
concurrently, so indicate):	concurrent with filing of Form CB

D.            The Filer is incorporated or organized under the laws of

British Columbia

and has its principal place of business at:

Suite 860 – 625 Howe Street Vancouver, British Columbia Canada V6C 2T6 (604) 331-2259

E.             The Filer designates and appoints CT Corporation System (the “Agent”), located at:

111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 590-9331

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)           any investigation or administrative proceeding conducted by the Commission; and

(b)           any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: any offering made or purported to be made in connection with the Exchange Offer by the Filer on Form CB on December 22, 2006 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.             The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Securities Exchange Act of 1934, as amended.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.            The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, this 18 day of December, 2006.

Filer: Stornoway Diamond Corporation

	By:	/s/ D. Bruce McLeod
		Name:	D. Bruce McLeod
		Title:	Vice President/COO/CFO and Director

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
As agent for Service of Process for
Stornoway Diamond Corporation

By:	/s/	Kit Raseman
	Name:	Kit Raseman
	Title:	Assistant Secretary
	Date:	December 18, 2006